Exhibit 99.1

September 8, 2026

XORTX Re-Engages Investor Relations Program

CALGARY, Alberta, Sept. 08, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. (“XORTX” or the “Company”) announces that, following completion of its previously announced voluntary delisting from the TSX Venture Exchange, XORTX has re-engaged IR Agency LLC pursuant to a consulting agreement providing for investor relations and marketing services on substantially the same terms previously disclosed by the Company in its news releases dated May 19, 2026 and August 28, 2026.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, Co-CEO	Mika Grasso, Co-CEO
adavidoff@xortx.com	mgrasso@xortx.com
+1 403 455 7727	+1 949 244 6011

Neither Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, statements regarding the investor relations and marketing agreement with IR Agency LLC, the services to be provided thereunder, the anticipated duration of the engagement, the news distribution campaigns contemplated by the agreement, and the Company’s investor relations and marketing activities. These forward-looking statements and their implications are based on the current expectations of management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties and other factors include, but are not limited tothe effectiveness and results of the investor relations and marketing program, the Company’s ongoing compliance with Nasdaq listing standards, and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulators. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly update any forward-looking statements. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s public filings available on the SEC’s website and on SEDAR+.

Source: XORTX Therapeutics Inc.